                                                                    EXHIBIT 99.1

FOR MORE INFORMATION CONTACT

Mike Tate
Chief Financial Officer, VP of Finance
(408) 367-1400 x244

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------


                        GALILEO TECHNOLOGY LTD. REPORTS
                          THIRD QUARTER 2000 RESULTS


     San Jose, CA - October 17, 2000 -- Galileo Technology Ltd. (Nasdaq: GALT) today reported net sales for the third quarter of 2000 increased 31% to a record $28.8 million, compared to $22.0 million for the third quarter of 1999. Net income for the quarter decreased 5% to $6.7 million, or $0.15 per share, compared to net income of $7.1 million, or $0.16 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share. Diluted shares used in computing earnings per share for the third quarter of 2000 were 45.9 million, compared to 45.4 million for the third quarter of 1999.

     Net sales for the third quarter of 2000 increased 18% from the second quarter of 2000 net sales of $24.3 million. Third quarter 2000 net income increased 18% compared to the second quarter net income of $5.7 million.

     "We are pleased to report record revenues for Q3," stated Avigdor Willenz, Galileo's Chairman and CEO. "During the quarter we experienced very strong demand for our GalNet(R)-II switched Ethernet products as many new customer programs began to ramp into production. Additionally, we continue to garner significant design wins with our GalNet-3 and Horizon(TM) product families."

About Galileo Technology Ltd.

     Galileo Technology, a market leader in communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the LAN, MAN, and WAN markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers and switched PoS/ATM controllers.

     Galileo's products form the heart of many advanced communications systems built by leading OEMs, such as Accton, Alcatel, Cabletron, Cisco Systems, D-Link, Ericsson, Hewlett Packard, Intel, Lucent, Marconi, NBase Communications, and Nortel Networks.

     Galileo employs more than 300 people worldwide and has business headquarters in San Jose, California and R&D headquarters in Manof, Israel. For more information on Galileo, call 1-888-GALTEK-1 or visit its website at http://www.galileoT.com.

                                      ###

     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

                            GALILEO TECHNOLOGY LTD.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)

                                                     Three Months Ended                Nine Months Ended
                                                  ------------------------          -----------------------
                                                      Sept 30,    Sept 30,             Sept 30,   Sept 30,
                                                        2000       1999                  2000       1999
                                                  ------------------------          -----------------------
Net sales                                            $ 28,786     $ 22,024            $ 73,256     $ 55,447

Cost of sales                                          11,489        7,620              28,808       19,314
                                                  ------------------------          -----------------------

Gross profit                                           17,297       14,404              44,448       36,133

Operating expenses:
      Research and development                          7,016        4,689              18,350       11,653
      Selling, marketing and administrative             4,761        3,404              12,709        8,786
                                                  ------------------------          -----------------------

        Total operating expenses                       11,777        8,093              31,059       20,439
                                                  ------------------------          -----------------------

Operating income                                        5,520        6,311              13,389       15,694

Other income, net                                       1,509        1,123               4,220        3,415
                                                  ------------------------          -----------------------

Income before provision for income taxes                7,029        7,434              17,609       19,109

Provision for income taxes                                350          375                 882          955

                                                  ------------------------          -----------------------
Net income                                           $  6,679    $   7,059            $ 16,727     $ 18,154
                                                  ========================          =======================

Earnings per share:
      Basic                                          $   0.16    $    0.17            $   0.39     $   0.44
                                                  ========================          =======================

      Diluted                                        $   0.15    $    0.16            $   0.37     $   0.41
                                                  ========================          =======================

Shares used in computing earnings per share:
      Basic                                            42,816       41,472              42,543       41,059
                                                  ========================          =======================

      Diluted                                          45,906       45,399              45,401       44,676
                                                  ========================          =======================

(1) The Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2000, excludes one-time charges of $1.5 million to cost of sales; $0.7 million to research and development; $0.3 million to other income, net; and a $0.1 million reduction to the provision for income taxes.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)


                                                     Three Months Ended                Nine Months Ended
                                                  ------------------------          -----------------------
                                                      Sept 30,    Sept 30,             Sept 30,   Sept 30,
                                                        2000       1999                  2000       1999
                                                  ------------------------          -----------------------
Net sales                                            $ 28,786     $ 22,024            $ 73,256     $ 55,447

Cost of sales                                          11,489        7,620              30,308       19,314
                                                  ------------------------          -----------------------

Gross profit                                           17,297       14,404              42,948       36,133

Operating expenses:
      Research and development                          7,016        4,689              18,995       11,653
      Selling, marketing and administrative             4,761        3,404              12,709        8,786
                                                  ------------------------          -----------------------
        Total operating expenses                       11,777        8,093              31,704       20,439
                                                  ------------------------          -----------------------
Operating income                                        5,520        6,311              11,244       15,694

Other income, net                                       1,509        1,123               3,915        3,415
                                                  ------------------------          -----------------------

Income before provision for income taxes                7,029        7,434              15,159       19,109

Provision for income taxes                                350          375                 758          955

                                                  ------------------------          -----------------------
Net income                                           $  6,679    $   7,059            $ 14,401     $ 18,154
                                                  ========================          =======================

Earnings per share:
      Basic                                          $   0.16    $    0.17            $   0.34     $   0.44
                                                  ========================          =======================

      Diluted                                        $   0.15    $    0.16            $   0.32     $   0.41
                                                  ========================          =======================

Shares used in computing earnings per share:
      Basic                                            42,816       41,472              42,543       41,059
                                                  ========================          =======================

      Diluted                                          45,906       45,399              45,401       44,676
                                                  ========================          =======================

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)


                                                                     September 30,          December 31,
                                                                          2000                   1999
                                                                     ------------           ------------
ASSETS

Current assets:

           Cash, cash equivalents and short-term investments          $   111,429            $   105,653
           Accounts receivable                                             12,599                 12,523
           Inventories                                                     12,875                  8,094
           Prepaid expenses and other                                       3,238                  3,049
                                                                     ------------           ------------

                        Total current assets                              140,141                129,319

Other assets                                                               11,090                  2,031
Property and equipment, net                                                16,236                  9,388
                                                                     ------------           ------------

                        Total                                         $   167,467            $   140,738
                                                                     ============           ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

           Accounts payable                                           $    11,274            $     6,495
           Accrued and other liabilities                                   10,024                  8,969
           Deferred income                                                  3,948                  1,817
                                                                     ------------           ------------


                        Total current liabilities                          25,246                 17,281

Accrued severance pay                                                         651                    500
Other liabilities                                                           1,652                  1,652

Total shareholders' equity                                                139,918                121,305
                                                                     ------------           ------------

                        Total                                         $   167,467            $   140,738
                                                                     ============           ============